Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

GFI Group Inc.

At

$5.25 Net Per Share

by

BGC Partners, L.P.

an operating subsidiary of

BGC Partners, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF THE DAY ON NOVEMBER 19, 2014, UNLESS THE OFFER IS

EXTENDED.

BGC Partners, L.P., a Delaware limited partnership (the “Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”), for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least a majority of all then outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”), (ii) any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms satisfactory to BGC and the Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable, as described herein (the “Regulatory Condition”), (iii) the Purchaser being satisfied, in its sole discretion, that nominees of BGC will constitute at least two-thirds of the members of the board of directors of GFI and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer (the “Board Condition”) and (iv) the Purchaser being provided adequate information from GFI so that the Purchaser is satisfied, in its sole discretion, that GFI is not a party to any agreement or transaction (other than the CME Transaction (as defined below)) having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or BGC’s ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI (the “Impairment Condition”). The Offer is also subject to certain other conditions contained in this Offer to Purchase.

The consummation of the Offer is not conditioned on BGC or the Purchaser obtaining financing.

GFI is currently a party to a series of agreements, including an Agreement and Plan of Merger and a Purchase Agreement (the “CME Merger Agreement”), each dated July 30, 2014, with CME Group Inc. (“CME”), whereby GFI agreed to merge with and into a wholly owned subsidiary of CME and, immediately following such merger, a private consortium of current GFI management would acquire from CME GFI’s wholesale brokerage and clearing businesses (such transactions collectively as they exist as of the date of the Offer, the “CME Transaction”). In addition, CME and certain stockholders of GFI, who control approximately 38% of GFI’s issued and outstanding common stock, entered into an agreement, dated

July 30, 2014 (the “Support Agreement”), that provides for such stockholders to vote for the CME Transaction and vote against any alternative transaction and that prevents such stockholders from transferring their shares, including by tendering into this Offer. The restrictions in the Support Agreement continue for 12 months following the termination of the CME Merger Agreement. The consummation of the Offer is not conditioned on the termination of the CME Merger Agreement or the Support Agreement, and is not conditioned on the tender of the Shares subject to the Support Agreement.

Prior to the announcement of the CME Transaction, BGC expressed its interest in a business combination with GFI. BGC and the Purchaser continue to seek a negotiated merger with GFI. In light of the CME Transaction and the Support Agreement, however, the Purchaser is making the offer directly to GFI stockholders on the terms and conditions set forth in this Offer as an alternative to a negotiated transaction, as the Purchaser and BGC believe that this offer is superior to the CME Transaction for GFI’s stockholders. Subject to applicable law, BGC and the Purchaser reserve the right to amend the Offer in any respect, including upon entering into a merger agreement with GFI, or to negotiate a merger agreement with GFI not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by BGC and GFI and specified in such merger agreement.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

The Dealer Manager for the Offer is:

Cantor Fitzgerald & Co.

October 22, 2014

IMPORTANT

Any stockholder of GFI who desires to tender all or a portion of such stockholder’s Shares in the Offer should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares—Book-Entry Transfer” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Procedure for Tendering Shares—Guaranteed Delivery”.

Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to this Offer may be found at http://www.sec.gov.

Page

SUMMARY TERM SHEET		1
INTRODUCTION		8
THE OFFER		10
1.	Terms of the Offer	10
2.	Acceptance for Payment and Payment for Shares	11
3.	Procedure for Tendering Shares	12
4.	Withdrawal Rights	15
5.	Certain U.S. Federal Income Tax Consequences	15
6.	Price Range of Shares; Dividends	18
7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations; Credit Facility	18
8.	Certain Information Concerning GFI	19
9.	Certain Information Concerning the Purchaser and BGC	20
10.	Source and Amount of Funds	21
11.	Background of the Offer; Other Transactions with GFI	22
12.	Purpose of the Offer; Plans for GFI	26
13.	Dividends and Distributions	28
14.	Conditions of the Offer	28
15.	Certain Legal Matters; Regulatory Approvals	31
16.	Legal Proceedings	33
17.	Fees and Expenses	33
18.	Miscellaneous	34
SCHEDULES
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER		I-1
SCHEDULE II SECURITIES TRANSACTIONS IN THE PAST 60 DAYS		II-1

i

SUMMARY TERM SHEET

BGC Partners, L.P., a Delaware limited partnership (the “Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”), for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The following are some of the questions you, as a GFI stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. BGC and the Purchaser has included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

The information concerning GFI contained herein and elsewhere in the Offer to Purchase has been taken from or is based upon publicly available documents or records of GFI on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. BGC and the Purchaser have not independently verified the accuracy and completeness of such information. BGC and the Purchaser have no knowledge that would indicate that any statements contained herein relating to GFI taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

In this Offer to Purchase, unless the context requires otherwise the terms we, our and us refer to the Purchaser and its subsidiaries, collectively.

Who is offering to buy my securities?

The Purchaser, BGC Partners, L.P., is a Delaware limited partnership and an operating subsidiary of BGC Partners, Inc., a Delaware corporation, and a leading global brokerage company primarily servicing the wholesale financial and commercial real estate markets through its Financial Services and Real Estate Services businesses. See “The Offer—Section 9—Certain Information Concerning the Purchaser”.

What securities are you offering to purchase?

We are offering to acquire all of the outstanding Shares of GFI. See “Introduction”.

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $5.25 per Share net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction”.

Why are you making the Offer?

We are making the Offer because we want to acquire as much equity as is possible (and at least a majority equity interest) in GFI. Our Offer is available for 100% of the outstanding equity interest in GFI, but the Minimum Tender Condition only requires that there be validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least a majority of all then outstanding Shares on a fully diluted basis.

Have you discussed this Offer with GFI?

On July 30, 2014, GFI entered into the CME Merger Agreement. That agreement prohibits GFI from (i) engaging in discussions with third parties (including us) regarding a potential acquisition of Shares unless certain conditions are satisfied or (ii) providing non-public information regarding GFI without the execution of a confidentiality agreement meeting specifications set forth in the CME Merger Agreement. On September 8, 2014, we delivered a letter to the board of directors of GFI indicating our interest in acquiring 100% of the GFI common stock at $5.25 per Share. This letter was made public by BGC on the following morning through a press release announcing its intention to commence an offer for GFI common stock.

Following the delivery of our letter, on September 15, 2014, GFI announced that the board of directors of GFI, upon the recommendation of the special committee of the GFI board (the “GFI Special Committee”), determined that the offer set forth in our September 8 letter to GFI could reasonably be expected to lead to a “Superior Proposal” as defined in the CME Merger Agreement. Following such announcement by GFI, counsel for the GFI Special Committee and counsel for BGC negotiated a confidentiality agreement that BGC believed was sufficiently protective of GFI and met the terms of the CME Merger Agreement, and BGC was prepared to execute that agreement. The GFI Special Committee, however, determined that it was unable under the CME Merger Agreement to provide information with respect to its business unless we signed a confidentiality and non-solicitation agreement containing provisions that we found to be unacceptable. As a result, we have not executed a confidentiality agreement, we have not engaged in any significant discussions relating to this Offer, and no agreement has been reached with respect to this Offer. See “The Offer—Section 11—Background of the Offer; Other Transactions with GFI”.

How does the Offer relate to the announced acquisition of GFI by Chicago Mercantile Exchange Group Inc.?

GFI is currently a party to a series of agreements, including the CME Merger Agreement, whereby GFI has agreed to merge with and into a wholly owned subsidiary of CME and, immediately following such merger, a private consortium of current GFI management would acquire from CME GFI’s wholesale brokerage and clearing businesses (such transactions collectively as they exist as of the date of the Offer, the “CME Transaction”). In addition, CME and certain stockholders of GFI, who control approximately 38% of GFI’s issued and outstanding common stock, entered into an agreement, also dated July 30, 2014 (the “Support Agreement”), that provides for such stockholders to vote for the CME Transaction and vote against any alternative transaction and that prevents such stockholders from transferring their shares, including by tendering into this Offer. The restrictions in the Support Agreement continue for 12 months following the termination of the CME Merger Agreement.

Pursuant to the CME Transaction, CME would acquire GFI at a price of approximately $4.55 per Share. We believe that our offer to pay you $5.25 per Share in cash provides superior value to GFI stockholders than the CME Transaction. Our offer is not conditioned on the termination of the CME Merger Agreement or the Support Agreement, nor is it conditioned on the tender of the Shares subject to the Support Agreement.

What does the GFI board recommend?

As of the date of this document, neither the GFI Special Committee nor the GFI board of directors has provided its recommendation for this Offer. On September 15, 2014, the board of directors of GFI, upon the recommendation of the GFI Special Committee, determined that the offer set forth in the letter from BGC to GFI, dated September 8, 2014, could reasonably be expected to lead to a “Superior Proposal” as defined in the CME Merger Agreement. See “The Offer—Section 11—Background of the Offer; Other Transactions with GFI”. As of the date of this Offer, however, the board of directors of GFI has not changed its recommendation for the CME Transaction. Within 10 business days after the date of this Offer to Purchase, GFI is required by law to publish, send or give to you (and file with the SEC)) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer.

Once the GFI board has made a decision concerning the Offer, GFI is required to file with the SEC and disseminate to holders of Shares a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that will reflect the GFI board’s recommendation.

How long will it take to complete your proposed transaction?

The timing of completing the Offer will depend, among other things, on if and when any necessary approvals or waiting periods under the laws of the U.S., any state of the U.S. or any local or foreign governmental authority applicable to the purchase of Shares pursuant to the Offer expire or are terminated or obtained, as applicable, including but not limited to under any applicable foreign antitrust law and broker-dealer laws and regulations. In addition, it is possible that, after the date of this Offer, we reach an agreement with GFI, CME and/or the parties to the Support Agreement providing for a different transaction structure, in which case, we may terminate this Offer prior to its completion.

Do I have to vote to approve the Offer?

No. Your vote is not required. You simply need to tender your Shares if you choose to do so. The Purchaser intends to complete the Offer only if a sufficient number of Shares are tendered such that the Minimum Tender Condition is satisfied.

Do you have the financial resources to complete the Offer?

We estimate that we will need approximately $575 million if 100% of the Shares outstanding as of July 31, 2014 that are not held by the Purchaser and its subsidiaries are tendered and accepted for payment pursuant to the Offer. As of June 30, 2014, we had cash and cash equivalents in the amount of approximately $558 million.

The Purchaser expects to fund such cash requirements from a combination of its available cash and committed financing facilities, as described below. On October 21, 2014 BGC entered into a Commitment Letter (the “Commitment Letter”) with Morgan Stanley Senior Funding, Inc. (the “Lender”). BGC expects the financing under the Commitment Letter, together with cash balances, to be sufficient to provide the financing necessary to consummate the Offer. The Commitment Letter provides for a 364-day $350,000,000 senior unsecured bridge facility.

The consummation of the Offer is not conditioned on BGC or the Purchaser obtaining financing. See “The Offer—Section 10—Source and Amount of Funds”.

Is your financial condition material to my decision to tender in the Offer?

We do not believe that our financial condition is material to your decision whether to tender Shares and accept the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash; (ii) the Offer is not subject to any financing condition; and (iii) we believe we will have sufficient funds through available cash and the Commitment Letter to purchase all Shares validly tendered in the Offer and not validly withdrawn and related fees and expenses. See “The Offer—Section 10—Source and Amount of Funds”.

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014. We may, in our sole discretion, extend the Offer from time to time for any reason. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer”.

We may elect to provide a subsequent offering period for the Offer. A subsequent offering period, if one is provided, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1—Terms of the Offer”.

What are the most significant conditions to the Offer?

The consummation of the Offer is conditioned upon, among other things:

•	there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least a majority of all then outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”);

•	any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms satisfactory to BGC and the Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable, as described herein (the “Regulatory Condition”);

•	the Purchaser being satisfied, in its sole discretion, that nominees of BGC will constitute at least two-thirds of the members of the board of directors of GFI and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer (the “Board Condition”); and

•	the Purchaser being provided adequate information from GFI so that the Purchaser is satisfied, in its sole discretion, that GFI is not a party to any agreement or transaction (other than the CME Transaction) having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or BGC’s ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI (the “Impairment Condition”).

The Offer is also subject to certain other conditions contained in this Offer to Purchase. See “The Offer—Section 14—Conditions of the Offer” for a list of additional conditions to the Offer.

The consummation of the Offer is not conditioned on (1) BGC or the Purchaser obtaining financing, (2) the termination of the CME Merger Agreement or the Support Agreement or (3) the tender of the Shares subject to the Support Agreement.

Do you intend to undertake a proxy solicitation to replace some or all of GFI’s directors with your nominees for directors at GFI’s 2015 annual stockholders meeting?

If the GFI Board has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to nominate, and solicit proxies for the election of a slate of nominees (each, a Nominee and collectively, the “Nominees”) for election at GFI’s 2015 annual stockholders meeting (any such solicitation, a “Proxy Solicitation”). Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with any Proxy Solicitation or otherwise. If we decide to nominate, and submit for the election of, a slate of nominees, any such solicitation will be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the SEC.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer”.

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares Book-Entry Transfer”, not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three New York Stock Exchange (“NYSE”) trading days. However, the Depositary must receive the missing items within that three-trading-day period. See “The Offer—Section 3—Procedure for Tendering Shares Guaranteed Delivery”.

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time until the Offer has expired, and, if we have not agreed to accept your Shares for payment by December 22, 2014, you can withdraw them at any time after such time until we accept such Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is provided. See “The Offer—Section 4—Withdrawal Rights”.

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information, to the Depositary while you have the right to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights”.

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not validly withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer—Section 14—Conditions of the Offer”.

We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedure for Tendering Shares—Book-Entry Transfer”), a properly completed, timely received and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares. See “The Offer—Section 2—Acceptance for Payment and Payment for Shares”.

What will happen to the Shares that are not tendered in the Offer?

We are seeking to acquire 100% of the outstanding Shares in the Offer, but, if the Offer is completed, the Minimum Tender Condition will ensure that we only have a majority of the outstanding Shares on a fully diluted basis. Ordinarily, we would seek to acquire any untendered Shares through a second-step merger involving GFI in which the remaining Shares would be converted into merger consideration. However, we may not be able to complete a second-step merger because of the agreements executed in connection with the CME Transaction. Specifically, certain stockholders of GFI, who control approximately 38% of GFI’s issued and outstanding Shares, agreed to the Support Agreement that such stockholders will vote for the CME Transaction and vote against any alternative transaction. The Support Agreement, accordingly, prevents such stockholders from transferring their shares, including by tendering such Shares into this Offer. The restrictions in the Support Agreement continue for 12 months following the termination of the CME Merger Agreement. The obligation under the Support Agreement to vote the Shares held by such stockholders against any alternative proposal for 12 months following the termination of the CME Merger Agreement, taken together with the requirement under GFI’s certificate of incorporation that any fundamental transaction (such as a merger) be approved by an affirmative vote of the holders of not less than 66 2⁄3% of the votes cast in such vote, may effectively prevent us from completing a merger to acquire the remaining Shares for a substantial period following the completion of this Offer. As a result, even if the Minimum Tender Condition is satisfied and we close the Offer, it is unlikely that we will be able to complete a second-step merger with GFI for some period of time unless the obligations under the Support Agreement are released and the stockholders that executed such Support Agreement agree to support such second-step merger.

Consequently, it is possible that, if the Offer is completed, any untendered Shares will remain outstanding for some time. We may seek to acquire such Shares in the open market, through private purchases or otherwise, for a price that may be greater than, equal to or less than the price offered in this Offer. In addition, even if we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that GFI may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies.

If a majority of the Shares are tendered and accepted for payment, and the other conditions to the consummation of the Offer have been satisfied, will GFI continue as a public company?

If we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that GFI may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”.

Are appraisal rights available in either the Offer?

Appraisal rights are not available in the Offer.

What is the market value of my Shares as of a recent date?

On September 8, 2014, the last trading day before the first public announcement of our proposal to the GFI Board to acquire GFI, the last reported sale price of the Shares on the NYSE was $5.03 per Share. On July 29, 2014, the last trading day before announcement of the CME Transaction, the last reported sale price of the Shares on the NYSE was $3.11 per Share. The offer price of $5.25 per Share represents a premium of approximately 4% over GFI’s closing stock price on September 8, 2014, the last trading day before we publicly announced our proposal, and a premium of approximately 69% over GFI’s closing stock price on July 29, 2014, the last trading day before announcement of the CME Transaction. The offer price of $5.25 per Share also represents a premium of approximately 15% over the $4.55 per share of CME stock being offered to holders in the CME Transaction. GFI stockholders are encouraged to obtain a recent quotation for shares of Common Stock before deciding whether or not to tender your Shares. See “The Offer—Section 6—Price Range of Shares; Dividends”.

What are the material U.S. federal income tax consequences of participating in the Offer?

In general, the receipt of cash in exchange for Shares pursuant to the Offer, during a subsequent offering period, if one is provided, will be a taxable transaction for U.S. federal income tax purposes. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer, the exchange of your Shares in a subsequent offering period, if one is provided, in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

Stockholders may call Innisfree M&A Incorporated, the Information Agent, toll-free at (888) 750-5834. Banks and brokers may call (212) 750-5833. See the back cover of this Offer to Purchase.

To the Stockholders of GFI Group Inc.:

INTRODUCTION

BGC Partners, L.P. (the “Purchaser”), a Delaware limited partnership and an operating subsidiary of BGC Partners, Inc. (“BGC”), a Delaware corporation, is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”) for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Cantor Fitzgerald & Co. (the “Dealer Manager”), the Depositary and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer. See “The Offer—Section 17—Fees and Expenses”.

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least a majority of all then outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”), (ii) any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms satisfactory to BGC and the Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable, as described herein (the “Regulatory Condition”), (iii) the Purchaser being satisfied, in its sole discretion, that nominees of BGC will constitute at least two-thirds of the members of the board of directors of GFI and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer (the “Board Condition”) and (iv) the Purchaser being provided adequate information from GFI so that the Purchaser is satisfied, in its sole discretion, that GFI is not a party to any agreement or transaction (other than the CME Transaction (as defined below)) having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or BGC’s ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI (the “Impairment Condition”). The Offer is also subject to certain other conditions contained in this Offer to Purchase. See “The Offer—Section 14—Conditions of the Offer” for a list of additional conditions to the Offer.

The consummation of the Offer is not conditioned on BGC or the Purchaser obtaining financing.

As of the date of this Offer to Purchase, BGC and its subsidiaries beneficially own 17,075,464 Shares, representing approximately 13.5% of the outstanding Shares. In addition, an affiliate of BGC holds 45,000 Shares.

GFI is currently a party to a series of agreements, including an Agreement and Plan of Merger and a Purchase Agreement (the “CME Merger Agreement”), each dated July 30, 2014, with CME Group Inc. (“CME”), whereby GFI agreed to merge with and into a wholly owned subsidiary of CME and, immediately following such merger, a private consortium of current GFI management would acquire from CME GFI’s wholesale brokerage and clearing businesses (such transactions collectively as they exist as of the date of the Offer, the “CME Transaction”). In addition, CME and certain stockholders of GFI, who control approximately 38% of GFI’s issued and outstanding common stock, entered into an agreement, dated July 30, 2014 (the “Support Agreement”), that provides for such stockholders to vote for the CME Transaction and vote against any alternative transaction and that prevents such stockholders from transferring their shares, including by tendering into this Offer. The restrictions in the Support Agreement continue for 12 months following the termination of the CME Merger Agreement. The consummation of the Offer is not conditioned on the termination of the CME Merger Agreement or the Support Agreement, and is not conditioned on the tender of the Shares subject to the Support Agreement.

Prior to the announcement of the CME Transaction, BGC expressed its interest in a business combination with GFI. BGC and the Purchaser continue to seek a negotiated merger with GFI. In light of the CME Transaction and the Support Agreement, however, the Purchaser is making the offer directly to GFI stockholders on the terms and conditions set forth in this Offer as an alternative to a negotiated transaction, as the Purchaser and BGC believe that this offer is superior to the CME Transaction for GFI’s stockholders. Subject to applicable law, BGC and the Purchaser reserve the right to amend the Offer in any respect, including upon entering into a merger agreement with GFI, or to negotiate a merger agreement with GFI not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by BGC and GFI and specified in such merger agreement.

If the GFI Board has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to nominate, and solicit proxies for the election of, a slate of nominees (each, a Nominee and collectively, the “Nominees”) for election at GFI’s 2015 annual stockholders meeting (any such solicitation, a “Proxy Solicitation”). Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with any Proxy Solicitation or otherwise. We reserve the right, however, at any time to determine not to commence a Proxy Solicitation (or to terminate a Proxy Solicitation) if we determine it to be in our best interests to do so or if we determine that a Proxy Solicitation is unnecessary.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with a Proxy Solicitation or otherwise. If we decide to nominate, and solicit proxies for the election of, a slate of Nominees, any such solicitation would be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the SEC.

No appraisal rights are available in connection with the Offer

BGC and the Purchaser continue to seek a negotiated merger with GFI and are prepared to begin such negotiations immediately. Subject to applicable law, BGC and the Purchaser reserve the right to amend the Offer in any respect, including upon entering into a merger agreement with GFI, or to negotiate a merger agreement with GFI not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by BGC and GFI and specified in the merger agreement.

In the event the Offer is terminated or not consummated, or after the expiration of the Offer, we reserve the right, subject to applicable law, to purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable than, the terms of this Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not previously validly withdrawn in accordance with “The Offer—Section 4—Withdrawal Rights”. “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on November 19, 2014, unless extended, in which event Expiration Date means the time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “The Offer—Section 14”, which include, among other things, satisfaction of the Minimum Tender Condition, the Regulatory Condition, the Board Condition and the Impairment Condition. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer—Section 4—Withdrawal Rights”, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Subject to any applicable rules and regulations of the SEC, we expressly reserve the right, but not the obligation, in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and number of shares tendered for, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

Business day means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in “The Offer—Section 4—Withdrawal Rights”. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a subsequent offering period of at least three business days to permit additional tenders of Shares (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender shares not tendered in the Offer (a “Subsequent Offer”). A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is provided.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we may provide a Subsequent Offering Period so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) we immediately accept and promptly pay for all securities validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.

We do not currently intend to provide a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

We will make a request to GFI for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer—Section 14—Conditions of the Offer” have not been satisfied or if any event specified in such section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer—Section 14—Conditions of the Offer”. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 3—Procedure for Tendering Shares”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedure for Tendering Shares”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. If there is a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We will pay the same per Share consideration pursuant to the Offer to all stockholders.

We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

3. Procedure for Tendering Shares.

Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other eligible guarantor institution (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled Special Payment Instructions on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instruction of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 7 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”) should complete and return the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal. Eligible tendering Non-U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”) should complete and submit IRS Form W-8BEN, W-8BEN-E or other applicable IRS Form W-8, which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”.

Appointment of Proxy. By executing a Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of GFI’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of GFI’s stockholders.

Determination of Validity. BGC will interpret the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto). All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of

BGC or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after December 22, 2014, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer—Section 3—Procedure for Tendering Shares” at any time before the Expiration Date.

If we provide a Subsequent Offering Period (as described in more detail in “The Offer—Section 1—Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of BGC, the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

This section describes the material United States federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) of Shares whose Shares are tendered and accepted for payment pursuant to this Offer or during a Subsequent Offering Period, if one is provided. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences arising under state, local or foreign tax laws or U.S. federal estate or gift tax laws nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to holders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, U.S. Holders whose functional currency is not the U.S. dollar, partnerships and other pass-through entities, controlled foreign corporations, passive foreign investment companies, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons liable for the alternative minimum tax, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment holders who acquired their Shares through stock options or stock purchase plan programs or other compensatory arrangements, and holders who own or have owned (directly, indirectly or constructively) five percent or more of our common stock (by vote or value).

For purposes of this discussion, a U.S. Holder means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of Shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or a Subsequent Offering Period in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

U.S. Holders

Consequences of the Offer. The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer or during a Subsequent Offering Period, if one is provided, will each be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Offer or during a Subsequent Offering Period, if one is provided, will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, each U.S. Holder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included with the

Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Consequences of the Offer. Subject to the discussion below under Information Reporting and Backup Withholding, a Non-U.S. Holder who receives cash in exchange for Shares pursuant to the Offer or during a Subsequent Offering Period, if one is provided, generally will not be subject to United States federal income tax or withholding on any gain recognized, unless:

•	the gain, if any, is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the exchange, and certain other requirements are met.

Gain on the Shares that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) will be subject to U.S. federal income tax on a net basis at the graduated rates applicable to U.S. persons generally (and, with respect to corporate Non-U.S. Holders, may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty). Gain described in the second bullet of the preceding paragraph generally will be subject to a flat 30% tax (unless reduced or eliminated by an applicable income tax treaty).

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer or during a Subsequent Offering Period, if one is provided, may be subject to information reporting and backup withholding. To avoid backup withholding, each Non-U.S. Holder should complete and submit a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable IRS Form W-8 certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6. Price Range of Shares; Dividends.

The Shares are listed and principally traded on NYSE under the symbol “GFIG”. The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on the NYSE, and dividends paid per Share, as reported in published financial sources:

	Market Price for GFI Common Stock		Dividends Paid
	High	Low
2012
First Quarter	$4.25	$3.14	$0.05
Second Quarter	$3.31	$1.95	$0.05
Third Quarter	$3.22	$2.43	$0.05
Fourth Quarter	$3.07	$2.19	$0.10
2013
First Quarter	$3.47	$2.87	$—
Second Quarter	$4.20	$3.04	$0.05
Third Quarter	$4.34	$3.58	$0.05
Fourth Quarter	$3.89	$3.08	$0.05
2014
First Quarter	$4.08	$3.47	$0.05
Second Quarter	$3.94	$3.23	$0.05
Third Quarter	$6.18	$2.98	$—
Fourth Quarter (through October 21, 2014)	$5.49	$5.01	$—

On September 8, 2014, the last trading day before the first public announcement of our proposal to the GFI Board to acquire GFI, the last reported sale price of the Shares on the NYSE was $5.03 per Share. On July 29, 2014, the last trading day before announcement of the CME Transaction, the last reported sale price of the Shares on the NYSE was $3.11 per Share. The offer price of $5.25 per Share represents a premium of approximately 4% over GFI’s closing stock price on September 8, 2014, the last trading day before we publicly announced our proposal, and a premium of approximately 69% over GFI’s closing stock price on July 29, 2014, the last trading day before announcement of the CME Transaction. The offer price of $5.25 per Share also represents a premium of approximately 15% over the $4.55 per share of CME stock being offered to holders in the CME Transaction. GFI stockholders are encouraged to obtain a recent quotation for shares of Common Stock before deciding whether or not to tender your Shares You are urged to obtain current market quotations for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations; Credit Facility.

Possible Effects of the Offer on the Market for the Shares. If the Offer is consummated the number of stockholders and the number of Shares that are still in the hands of the public following consummation of the Offer may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for the Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing. The Shares are listed on the NYSE. Depending on the number of Shares purchased pursuant to the Offer, it is possible the Shares may no longer meet the standards for continued listing on the NYSE and may be delisted from the NYSE following the consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, (i) the total number of holders of Shares fell below 400, (ii) the total number of holders of Shares fell below 1,200 and the average monthly trading volume over the most recent 12 months was less than 100,000 Shares or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of GFI and their immediate families and other concentrated holdings of 10% or more) fell below 600,000. We may delist the Shares from the NYSE promptly following consummation of the Offer.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of GFI to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by GFI to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of GFI and persons holding “restricted securities” of GFI may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing on the NYSE. We intend to seek to cause GFI to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

Credit Facility. GFI is party to a credit agreement that provides for a revolving credit facility with maximum borrowings up to $75.0 million. Under the terms of the credit agreement, the successful completion of this Offer—which requires the satisfaction of the Minimum Tender Condition—could lead to a default under GFI’s credit agreement as the Purchaser would hold at least a majority of the outstanding Shares. In anticipation of this consequence, BGC is prepared to advance funds to GFI, on customary market terms, to fully repay the amounts outstanding under such facility upon the closing of this Offer, and BGC has secured funding that is available to fulfill such obligation. According to GFI’s quarterly report for the quarter ended June 30, 2014, as of June 30, 2014, $10.0 million was outstanding under GFI’s revolving credit facility.

8. Certain Information Concerning GFI.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning GFI contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of BGC, the Purchaser, the Dealer Manager, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by GFI to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to BGC, the Purchaser, the Dealer Manager, the Information Agent or the Depositary. BGC, the Purchaser, the Dealer Manager, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to GFI’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “GFI 10-K”), GFI’s principal executive offices are located at 55 Water Street, New York, New York, 10041 and its telephone number is (212) 968-4100. According to the GFI 10-K, GFI is a leading intermediary and provider of trading technologies and support services to the global over-the-counter and listed markets. GFI provides brokerage and trade execution services, clearing services, market data and trading platform and other software products to institutional customers in markets for a range of fixed income, financial, equity and commodity instruments. GFI provides execution services for our institutional wholesale customers by either matching their trading needs with counterparties having reciprocal interests or directing their orders to an exchange or other trading venue.

Additional Information. GFI is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. GFI is required to disclose in such proxy statements certain information, as of particular dates, concerning GFI’s directors and officers, their remuneration, stock options granted to them, the principal holders of GFI’s securities and any material interest of such persons in transactions with GFI. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9. Certain Information Concerning the Purchaser and BGC.

Purchaser. The Purchaser is a Delaware limited partnership and an operating subsidiary of BGC. The Purchaser’s principal executive offices are located at 499 Park Avenue, New York, New York, 10022 and its telephone number is (212) 610-2200.

BGC. BGC is a Delaware corporation. Its shares are listed on The NASDAQ Stock Market under the symbol BGCP. BGC through its operating subsidiary, the Purchaser, is a leading global brokerage company primarily servicing the wholesale financial and commercial real estate markets through its Financial Services and Real Estate Services businesses. BGC’s Financial Services business specializes in the brokerage of a broad range of products, including fixed income securities, interest rate swaps, foreign exchange, equities, equity-related products, credit derivatives, commodities, futures and structured products. BGC’s Financial Services business also provides a full range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. BGC’s integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or in many markets, fully electronic brokerage services in connection with transactions executed either over-the-counter or through an exchange. Through its BGC Trader and BGC Market Data brands, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. BGC’s principal executive offices are located at 499 Park Avenue, New York, New York, 10022 and its telephone number is (212) 610-2200.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of BGC and the members of the board of directors and the executive officers of the Purchaser are set forth in Schedule I to this Offer to Purchase.

None of BGC, the Purchaser or, to the knowledge of BGC or the Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

As of the date of this Offer to Purchase, BGC and its subsidiaries beneficially own 17,075,464 Shares, representing approximately 13.5% of the outstanding Shares. In addition, an affiliate of BGC holds 45,000 Shares. With the exception of the foregoing, BGC and its affiliates have not effected any transaction in securities of GFI in the past 60 days.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of BGC, the Purchaser and, to BGC’s and the Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of BGC, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of GFI; (ii) none of BGC, the Purchaser and, to BGC’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) none of BGC, the Purchaser and, to BGC’s and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of GFI (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between BGC, the Purchaser, its subsidiaries or, to BGC’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and GFI or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between BGC, the Purchaser, their subsidiaries or, to BGC’s or the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and GFI or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

10. Source and Amount of Funds.

The consummation of the Offer is not conditioned on BGC or the Purchaser obtaining financing.

We estimate that we will need approximately $575 million if 100% of the Shares outstanding as of July 31, 2014 that are not held by the Purchaser and its subsidiaries are tendered and accepted for payment pursuant to the Offer. As of June 30, 2014, we had cash and cash equivalents in the amount of approximately $558 million.

The Purchaser expects to fund such cash requirements from a combination of its available cash and committed financing facilities, as described below. On October 21, 2014, BGC entered into a Commitment Letter (the “Commitment Letter”) with Morgan Stanley Senior Funding, Inc. (the “Lender”). BGC expects the financing under the Commitment Letter, together with cash balances, to be sufficient to provide the financing necessary to consummate the Offer. The Commitment Letter provides for a 364-day $350,000,000 senior unsecured bridge facility.

The initial extensions of credit are subject to the satisfaction of various conditions set forth in the Commitment Letter, including, but not limited to, (i) consummation of the Offer (without giving effect to any amendment, supplement, modification or waiver that is materially adverse to the interests of the Commitment Parties (as defined in the Commitment Letter) without the prior written consent of the Arranger under the Commitment Letter, (ii) the non-occurrence of an Acquired Business Material Adverse Effect (as defined in the Commitment Letter), (iii) the execution and delivery of definitive documentation with respect to the bridge facility consistent with the Commitment Letter, (iv) the delivery of certain audited, unaudited and pro forma financial statements, and (v) the satisfaction of certain customary closing documents (including, among other things, delivery of a solvency certificate and the payment of applicable expenses and fees) and (vi) the accuracy of certain specified representations and warranties in the definitive documentation with respect to the bridge facility.

The foregoing summary of the terms of the Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(i) to the Schedule TO, which is incorporated herein by reference. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the acquisition financing is not available at the expiration of the Offer. Other than as set forth in the Commitment Letter, no plans have been made to finance or repay the acquisition financing after the consummation of the Offer.

We do not believe that our financial condition is material to your decision whether to tender Shares and accept the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash; (ii) the Offer is not subject to any financing condition; and (iii) we believe we will have sufficient funds through available cash and the Commitment Letter, to purchase all Shares validly tendered in the Offer and not validly withdrawn and related fees and expenses.

11. Background of the Offer; Other Transactions with GFI.

Background of the Offer.

As part of their ongoing evaluation of BGC’s business and strategic alternatives, BGC’s board of directors and senior management, on occasion with outside legal and financial advisors, have from time to time evaluated strategic opportunities and prospects for acquisitions across the brokerage industry. In the course of its ongoing evaluation, BGC’s management team considered and reviewed an acquisition GFI.

Over the past three years, Shaun D. Lynn, President of BGC, expressed interest to GFI in a combination of BGC and GFI, including an acquisition by BGC of GFI. During these conversations, Mr. Lynn and GFI management discussed the possibility of a transaction between the two companies and the potential opportunities that combining the businesses could produce. However, a confidentiality agreement was never executed.

On July 29, 2014, Mr. Lynn sent a letter to Michael Gooch, Executive Chairman of GFI, and Colin Heffron, Chief Executive Officer of GFI. The letter expressed BGC’s interest in acquiring GFI by means of an acquisition of all or substantially all of GFI’s assets or an acquisition of 100% of GFI’s outstanding shares. In the letter, BGC expressed its view that the combination of the two companies was compelling from an operating synergy and growth perspective, and that the combined company would offer a larger platform from which to grow its wholesale brokerage and electronic trading businesses. BGC also expressed its confidence that it could offer a price per share substantially in excess of GFI’s current trading price, in cash, stock or some combination thereof and that expressed its desire to discuss a possible acquisition of GFI with both management and the GFI Board.

BGC received no response to its letter.

On July 30, 2014, CME and GFI announced that it entered into a series of agreements, including an Agreement and Plan of Merger and a Purchase Agreement, each dated July 30, 2014, with CME whereby GFI agreed to merge with and into a wholly owned subsidiary of CME and, immediately following such merger, a private consortium of current GFI management would acquire from CME GFI’s wholesale brokerage and clearing businesses.

Pursuant to the CME Transaction, CME would acquire GFI at a price of approximately $4.55 per Share. We believe that our offer to pay you $5.25 per Share in cash provides superior value to GFI stockholders than does the CME Transaction.

That CME Merger Agreement prohibits GFI from (i) engaging in discussions with third parties (including us) regarding a potential acquisition of Shares unless certain conditions are satisfied or (ii) providing non-public information regarding GFI without execution of a confidentiality agreement meeting specifications set forth in the CME Merger Agreement.

Also on July 30, 2014, CME entered into a support agreement (the “Support Agreement”) with certain beneficial owners of GFI common stock, including entities controlled by Michael Gooch, that collectively control 38% of the total issued and outstanding shares of GFI common stock as of June 30, 2014.

On September 8, 2014, Mr. Lynn delivered the letter below to the board of directors of GFI. The letter was made public on the following morning through a press release by BGC announcing its intention to commence is offer and attaching the letter.

September 8, 2014

Mr. Michael Gooch

Ms. Marisa Cassoni

Mr. Frank Fanzilli, Jr.

Mr. Colin Heffron

Mr. Richard Magee

c/o Christopher D’Antuono, General Counsel and Corporate Secretary

GFI Group Inc.

55 Water Street

New York, New York 10041

To the Board of Directors of GFI Group Inc. (“GFI”):

As you know, BGC Partners, Inc. (“BGC”) has over the course of several years repeatedly expressed an interest in acquiring GFI, and on July 29, 2014 delivered a letter to Messrs. Michael Gooch and Colin Heffron detailing its interest in acquiring 100% of GFI. We had expected to engage in a discussion, and therefore we were surprised to read the press release announcing your agreement with CME Group Inc. (“CME”). Your agreement provides for a two-step transaction in which CME will acquire all of the outstanding shares of GFI in exchange for $4.55 per share in CME Group Class A Common Stock, and immediately sell GFI’s wholesale brokerage and clearing businesses (including net cash, cash equivalents and clearing deposits of $191 million) to a private consortium of GFI’s management, including Messrs. Gooch and Heffron, for $165 million in cash and the assumption, at closing, of certain unvested deferred compensation and other liabilities.

BGC owns approximately 13.5% of GFI’s common stock. We believe that GFI’s customers and brokers would benefit from GFI being part of a larger, better capitalized and more diversified company. We are confident that a combination of GFI and BGC will produce increased productivity per broker, meaningful synergies and significant cost savings. We therefore continue to seek a negotiated merger with GFI that would provide superior value to your shareholders, and we are prepared to begin such negotiations immediately. However, given your lack of response to our offers, and our belief that the pending transaction deprives GFI shareholders of the opportunity to realize appropriate value, particularly given the significant discount agreed to with respect to the purchase of the brokerage and clearing business, we intend to make an offer directly to the GFI shareholders.

Our plan is to commence a cash tender offer to purchase 100% of the outstanding shares of common stock of GFI at $5.25 per share in cash, representing a premium of (i) more than 68% to the price of GFI’s common stock on July 29, 2014, the day before announcement of the transaction with CME, and (ii) more than 15% to the price offered by CME. Our tender offer will be conditioned on the tender of a sufficient number of shares of common stock of GFI such that, when added with the GFI common stock that we own, we would own a majority of the outstanding GFI common stock, on a fully diluted basis. The tender offer will not be subject to any financing contingency. Nor will the offer be subject to the negotiation or execution of any merger agreement or other agreement with GFI or CME.

This all-cash offer will provide the GFI shareholders with immediate, certain and compelling value, without material contingencies.

We believe that there should not be any obstacles to completing our tender offer expeditiously. Our antitrust advisors at Wachtell, Lipton, Rosen & Katz have conducted an analysis of the competitive landscape and, based on their extensive experience and knowledge of the industry, have independently determined that there are no material regulatory obstacles to completing the transaction.

Without material contingencies and at a significant all-cash premium to the pending transaction, we believe that our offer constitutes a superior proposal to the pending transaction, and that your shareholders will find our offer extremely compelling.

By approving the merger agreement with CME, you, GFI’s board of directors, have determined to sell the company for $4.55 per share. Therefore, any action that you take, or allow the company or its management to take, to impair the ability of your shareholders to accept our $5.25 per share offer (such as the adoption of a poison pill), or that would negatively affect the value of the company (including actions outside of the ordinary course of business or inconsistent with past practice), either prior to, or after we commence our offer would be a clear breach of the board’s fiduciary duties. We will consider any and all options available to us to halt, block or otherwise limit any such inappropriate actions. Our proposal is clearly superior to the existing transaction involving CME and GFI’s management, a transaction that we believe reflects deep conflicts of interest.

We are prepared to make the offer to the GFI shareholders, but we continue to be willing to negotiate directly with GFI, Messrs. Gooch and Heffron and CME regarding a consensual transaction among the parties. We are open to discussing and addressing social issues such as senior management team composition and other concerns that you may have. We are available to commence such discussions immediately and hope that you accept our invitation to do so.

Sincerely,

Shaun D. Lynn

President

BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

Also on September 8, 2014, Shaun D. Lynn, President of BGC, contacted Michael Gooch, to inform Mr. Gooch that Mr. Lynn and BGC believed BGC, GFI and CME could come to a mutually agreeable arrangement regarding a transaction with GFI.

On September 15, 2014, the board of directors of GFI, upon the recommendation of the special committee of the GFI board (the “GFI Special Committee”), determined that the offer set forth in the September 8, 2014 letter could reasonably be expected to lead to a “Superior Proposal” as defined in the CME Merger Agreement. Also on September 15, 2014, counsel for the GFI Special Committee provided a draft confidentiality agreement to BGC’s counsel. The respective counsels subsequently discussed the confidentiality agreement and exchanged revisions to such agreement.

On September 24, 2014, BGC and its counsel held discussions with representatives of the GFI Special Committee regarding preliminary due diligence questions that could be answered without the need for a confidentiality agreement. Following the September 24, 2014 call, counsel for BGC and counsel for the GFI Special Committee continued to exchange drafts of the confidentiality agreement on behalf of their respective clients.

On September 29, 2014, counsel for BGC sent to counsel for the GFI special committee a revised draft of the confidentiality agreement that reflected their prior negotiations, including that the agreement would limit the information to be provided to BGC to that regarding the Trayport and FENICS businesses and as such would have non-solicit and non-hire provisions that covered only employees of those businesses. BGC believed the proposed agreement was sufficiently protective of GFI and met the terms of the CME Merger Agreement, and BGC was prepared to execute that agreement.

On October 7, 2014, in response to a request from the GFI Special Committee, BGC sent a due diligence request list that was limited to information regarding the Trayport and FENICS businesses.

On October 10, 2014, counsel for the GFI Special Committee informed BGC’s counsel that the GFI Special Committee would not agree to enter into the confidentiality agreement as currently proposed that limited information provided and the non-solicit provision to the Trayport and FENICS businesses. Rather, the GFI Special Committee would require non-solicit and non-hire provisions for all of GFI’s employees.

As of the date of this Offer to Purchase, we and GFI have not entered into a confidentiality agreement, and the GFI Special Committee has not changed its recommendation for the CME Transaction.

On October 21, 2014, in light of the inability to reach agreement on the confidentiality agreement or otherwise, Mr. Lynn delivered the letter below to the board of directors of GFI:

October 21, 2014

Mr. Michael Gooch

Ms. Marisa Cassoni

Mr. Frank Fanzilli, Jr.

Mr. Colin Heffron

Mr. Richard Magee

c/o Christopher D’Antuono, General Counsel and Corporate Secretary

GFI Group Inc.

55 Water Street

New York, New York 10041

To the Board of Directors of GFI Group Inc. (“GFI”):

Following our letter of September 8, 2014 in which we stated our intent to commence a $5.25 per share all-cash tender offer to acquire all the outstanding shares of GFI common stock that we do not already own, BGC Partners, Inc. (“BGC”) has made good-faith attempts to privately negotiate a confidentiality agreement with you in anticipation of negotiating an agreement to acquire GFI. We were only seeking information regarding the Trayport and FENICS businesses, and not the brokerage businesses, and had offered to execute a non-solicitation and non-hire provision regarding these Trayport and FENICS employees. Regrettably, we have been met with unreasonable demands and delay tactics in our efforts to establish even this agreement with GFI. This has precluded us from gaining the information we were seeking and prevented any serious discussions of a potential negotiated transaction. Accordingly, BGC plans to make its offer directly to GFI shareholders via a tender offer to commence tomorrow.

We believe the existing agreement involving CME Group (“CME”), GFI and affiliates of GFI management, which would enable GFI management to purchase the brokerage business from CME at a discount, reflects deep conflicts of interest and would deprive GFI shareholders of the value of their investment. Furthermore, BGC’s $5.25 per share all-cash offer delivers far greater value than your agreement with CME for $4.55 per share in CME stock and represents a premium of (i) more than 68% to the price of GFI’s common stock on July 29, 2014, the day before announcement of the transaction with CME, and (ii) more than 15% to the price offered by CME. Our all-cash offer will provide GFI shareholders with immediate, certain and compelling value, without material contingencies or significant execution risk. It will not be subject to a financing condition.

As an owner of 13.5% of GFI’s common stock, we continue to believe that GFI’s customers and brokers would benefit from GFI being part of a larger, better capitalized and more diversified company. We are confident that a combination of GFI and BGC will produce increased productivity per broker and meaningful synergies.

Our offer is clearly superior to the transaction involving CME and GFI’s management. We had hoped that GFI’s press release dated September 15 announcing the determination of the GFI Special Committee and Board that our offer “could reasonably be expected to lead to a ‘Superior Proposal’” represented a serious willingness to engage in discussions with us to reach a negotiated transaction free of any conflicts of interest. Given that expectation, we are disappointed that our various proposals regarding the terms of the confidentiality agreement covering the Trayport and FENICS information have been unacceptable to GFI and the management team, who have thwarted any merger negotiations. In light of your rejection of the terms of our proposed confidentiality agreement covering the Trayport and FENICS information, we have reached an impasse. Accordingly, we are now commencing our all-cash tender offer, which permits GFI shareholders to make their own decisions regarding their ownership of GFI. The tender offer is not subject to any financing condition and is also not conditioned on the termination of GFI’s merger agreement with CME or the support agreement executed by certain affiliates of GFI management.

We remain open to seeking a negotiated transaction with GFI and the CME and we are also open to conversations with GFI management regarding matters related to such agreement. However, in the interests of all shareholders, we will not delay commencing our tender offer any further.

We continue to believe that we will be able to complete our tender offer expeditiously and that the GFI shareholders will recognize the superiority of our offer over the CME Merger Agreement and we encourage them to tender their shares.

Sincerely,

Shaun D. Lynn

President

BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

Other Transactions with GFI.

Except as described elsewhere herein, neither BGC nor any of its subsidiaries is currently engaged or has engaged, in the past two years, in any transactions with GFI or any of its subsidiaries required to be disclosed herein.

12. Purpose of the Offer; Plans for GFI.

Purpose of the Offer; Plans for GFI.

The purpose of the Offer is to acquire as much equity as is possible (and at least a majority equity interest) in GFI. The Offer is available for 100% of the outstanding equity interest in GFI, but the Minimum Tender Condition only requires that there be validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least a majority of all then outstanding Shares on a fully diluted basis. Ordinarily, we would seek to acquire any untendered Shares through a second-step merger involving GFI in which the remaining Shares would be converted into merger consideration. However, we may not be able to complete a second-step merger because of the agreements executed in connection with the CME Transaction. Specifically, certain stockholders of GFI, who control approximately 38% of GFI’s issued and outstanding Shares, agreed to the Support Agreement that such stockholders will vote for the CME Transaction and vote against any alternative transaction. The Support Agreement, accordingly, prevents such stockholders from transferring their shares, including by tendering such Shares into this Offer. The restrictions in the Support Agreement continue for 12 months following the termination of the CME Merger Agreement. The obligation under the Support Agreement to vote the Shares held by such stockholders against any alternative proposal for 12 months following the termination of the CME Merger Agreement, taken together with the requirement under GFI’s certificate of incorporation that any fundamental transaction (such as a merger) be approved by an affirmative vote of the holders of not less than 66 2⁄3% of the votes cast in such vote, may effectively prevent us from completing a merger to acquire the remaining Shares for a substantial period following the completion of this Offer. As a result, even if the Minimum Tender Condition is satisfied and we close the Offer, it is unlikely that we will be able to complete a second-step merger with GFI for some period of time unless the obligations under the Support Agreement are released and the stockholders that executed such Support Agreement agree to support such second-step merger. Consequently, it is possible that, if the Offer is completed, any untendered Shares will remain outstanding for some time. If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in GFI, we may, subsequent to the consummation of the Offer, seek to acquire the remaining untendered Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be greater than, equal to or less than the price offered in this Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

If the GFI Board has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to nominate, and solicit proxies for the election of, a slate of nominees (each, a Nominee and collectively, the “Nominees”) for election at GFI’s 2015 annual stockholders meeting (any such solicitation, a “Proxy Solicitation”). Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with any Proxy Solicitation or otherwise. We reserve the right, however, at any time to determine not to commence a Proxy Solicitation (or to terminate a Proxy Solicitation) if we determine it to be in our best interests to do so or if we determine that a Proxy Solicitation is unnecessary.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with a Proxy Solicitation or otherwise. If we decide to nominate, and solicit proxies for the election of, a slate of Nominees, any such solicitation would be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the SEC.

We intend to seek to cause GFI to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration are met. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”.

In connection with the Offer, BGC and the Purchaser have reviewed, and will continue to review, various possible business strategies that it might consider in the event that BGC acquires control of GFI. In addition, if and to the extent that BGC acquires control of GFI or otherwise obtains access to the books and records of GFI, BGC and the Purchaser intend to conduct a detailed review of GFI and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in GFI’s business, corporate structure, rationalization of employment and cost levels, marketing strategies, capitalization, management or the divestiture of certain assets or businesses.

Except as described above or elsewhere in this Offer to Purchase, BGC and the Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving GFI or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the GFI Board or management, any material change in GFI’s indebtedness, capitalization or dividend rate or policy or any other material change in GFI’s corporate structure or business.

13. Dividends and Distributions.

If, on or after the date of this Offer to Purchase, GFI (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues, distributes to stockholders or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, without prejudice to our rights under “The Offer—Section 14—Conditions of the Offer”, we may make such adjustments in the offer price and other terms of the Offer as we deem appropriate to reflect such split, distribution, combination or other change including the number or type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, GFI declares or pays any cash dividend on the Shares or other distribution on the Shares, including without limitation any distribution of shares of any class or any other securities or warrants or rights, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on GFI’s stock transfer records, then, subject to the provisions of “The Offer—Section 14—Conditions of the Offer”, (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

In the event that we make any change in the offer price or other terms of the Offer, including the number or type of securities offered to be purchased, we will inform GFI’s stockholders of this development and extend the expiration date of the Offer, in each case to the extent required by applicable law.

14. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Regulatory Condition, the Board Condition or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

(i) there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving GFI, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of GFI or any of our or GFI’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of GFI or any of our or GFI’s respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries or affiliates ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to GFI’s stockholders, (e) seeking to require divestiture or sale by us or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving GFI or (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates;

(ii) any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to BGC, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving GFI, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any Antitrust Laws to the Offer or to any such merger or other business combination), that, in our reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above;

(iii) from and after December 31, 2013, any change occurs, or has occurred, or is threatened (or any development occurs, or has occurred, or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of GFI and its subsidiaries, taken as a whole, that, in our reasonable judgment, is or may be materially adverse to GFI and its subsidiaries, taken as a whole, we become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to us, or we become aware that any material contractual right or obligation of GFI or any of its subsidiaries that, in our reasonable judgment, could result in a material decrease in the value of the Shares purchased in the Offer to us;

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on the date of this Offer to Purchase, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of GFI and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing as of the close of business on the date of this Offer to Purchase, a material acceleration or worsening thereof;

(v) after the date of this Offer to Purchase, (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including GFI or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of GFI (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of GFI (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase, (b) any such person or group which, prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of GFI, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of GFI constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving GFI or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire GFI or any assets or securities of GFI;

(vi) GFI or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on the date of this Offer to Purchase, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of GFI, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of GFI, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) other than the GFI board’s recommendation for the CME Transaction, authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of GFI or any of its subsidiaries or any comparable event not in the ordinary course of business, including amending or modifying the CME Transaction, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving GFI (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of GFI or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that GFI or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

(vii) we become aware (a) that any material contractual right of GFI or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of GFI or any of its subsidiaries (other than indebtedness under its existing indenture and credit agreement) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date or other material penalty, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving GFI or (b) of any covenant, term or condition in any instrument or agreement of GFI or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving GFI);

(viii) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with GFI providing for a merger or other similar business combination with GFI or any of its subsidiaries or the purchase of securities or assets of GFI or any of its subsidiaries, or we and GFI reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(ix) GFI or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving GFI or any of its subsidiaries or the purchase of securities or assets of GFI or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of GFI or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

The foregoing conditions are for the sole benefit of BGC, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our sole discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

15. Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by GFI with the SEC and other publicly available information concerning GFI, we are not aware of any governmental license or regulatory permit that appears to be material to GFI’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under Other State Takeover Statutes, such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to GFI’s business or certain parts of GFI’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 14—Conditions of the Offer”.

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. GFI, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and GFI, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and GFI, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 14—Conditions of the Offer”.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the FTC), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied.

Pursuant to the requirements of the HSR Act, BGC originally filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 15, 2014. The original Notification and Report Form was withdrawn on September 30, 2014 and resubmitted on October 2, 2014. On October 17, 2014, the FTC granted early termination of the waiting period applicable to the purchase of Shares pursuant to the Offer under the HSR Act.

The Antitrust Division and the FTC could scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer at any time before or after the consummation of any such transactions, and they could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or GFI’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Section 14—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

The consummation of the Offer may also be subject to antitrust filings in other countries in addition to the United States. We believe that any required approvals or clearances will be obtained, but there can be no assurance that all such approvals or clearances will be obtained.

Appraisal Rights. You do not have appraisal rights as a result of the Offer.

Other. Based upon our examination of publicly available information concerning GFI, it appears that GFI and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained.

Any merger or other similar business combination with GFI would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning GFI and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16. Legal Proceedings

We are not aware of any legal proceedings relating to this Offer.

17. Fees and Expenses.

Cantor Fitzgerald & Co. is acting as our financial advisor and as the Dealer Manager in connection with the Offer and will receive customary fees in connection with this engagement. We have agreed to reimburse the Dealer Manager for reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Manager against certain liabilities, including certain liabilities under the U.S. federal securities laws. Cantor Fitzgerald & Co. is an affiliate of each of the Purchaser and BGC.

We have retained Innisfree M&A Incorporated to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of BGC or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by GFI pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the GFI board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. The Schedule TO and Schedule 14D-9 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer—Section 9—Certain Information Concerning the Purchaser and BGC of this Offer to Purchase”.

BGC PARTNERS, L.P.

October 22, 2014

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF BGC PARTNERS, INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of the Purchaser are set forth below. References in this Schedule I to “BGC”, “we” or “our” mean the Purchaser, BGC Partners, Inc. The current business address of each director and executive officer is c/o BGC Partners, Inc., 499 Park Avenue, New York, NY 10022. The current business telephone of each director and executive officer is (212) 610-2200. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser. Each director is a United States citizen. Messrs. Sadler, Lynn and Windeatt are citizens of the United Kingdom. The other officers are United States citizens. Except as described in this Schedule I, none of the directors and executive officers of BGC listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
Howard W. Lutnick	53	Mr. Lutnick is the Chairman of our Board of Directors, a position in which he has served from June 1999 to the present. He served as Chief Executive Officer from June 1999 to April 1, 2008. He served as Co-Chief Executive Officer from April 1, 2008 until December 19, 2008, after which time he has again been serving as sole Chief Executive Officer. Mr. Lutnick was our President from September 2001 to May 2004 and became our President again from January 2007 to April 1, 2008. Mr. Lutnick joined Cantor Fitzgerald, L.P. (“Cantor”) in 1983 and has served as President and Chief Executive Officer of Cantor since 1992 and as Chairman since 1996. Mr. Lutnick’s company, CF Group Management, Inc., is the managing general partner of Cantor. Mr. Lutnick is Co-Chairman of the Board of Managers of Haverford College, a member of the Board of Directors of the Fisher Center for Alzheimer’s Research Foundation at Rockefeller University, the Executive Committee of the USS Intrepid Museum Foundation’s Board of Trustees, the Board of Directors of the Solomon Guggenheim Museum Foundation, the Board of Directors of the Horace Mann School, the Board of Directors of the National September 11 Memorial & Museum, and the Board of Directors of the Partnership for New York City. In addition, Mr. Lutnick is Chairman of the supervisory board of the Electronic Liquidity Exchange, a fully electronic futures exchange.

John H. Dalton	72	Mr. Dalton has been a director of our Company since February 2002. In January 2005, Mr. Dalton became the President of the Housing Policy Council of the Financial Services Roundtable, a trade association composed of large financial services companies. Mr. Dalton was President of IPG Photonics Corp., a company that designs, develops and manufactures a range of advanced amplifiers and lasers for the telecom and industrial markets, from September 2000 to December 2004. Mr. Dalton served as Secretary of the United States Navy from July 1993 to November 1998. He also serves on

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History

		the Board of Directors of Washington FirstBank, and Fresh Del Monte Produce, Inc., a producer and marketer of fresh produce.

Albert M. Weis	87	Mr. Weis has been a director of our Company since October 2002. Mr. Weis has been President of A.M. Weis & Co., Inc., a money management company, since 1976. Mr. Weis was Chairman of the New York Cotton Exchange from 1997 to 1998, 1981 to 1983 and 1977 to 1978. From 1998 to 2000, Mr. Weis was Chairman of the New York Board of Trade. From 1996 to 1999, Mr. Weis was a director and chairman of the Audit Committee of Synetic Inc., a company that designs and manufactures data storage products, and, from 1999 to 2001, he was a director and chairman of the Audit Committee of Medical Manager Corporation (successor to Synetic Inc.).

Stephen T. Curwood	66	Mr. Curwood has been a director of our Company since December 2009. Mr. Curwood has been President of the World Media Foundation, Inc., a non-profit media production company, since 1992 and Senior Managing Director of SENCAP LLC, a New York and New Hampshire-based investment group, since 2005. Mr. Curwood has been a principal of Mamawood Pty Ltd., a media holding company based in Johannesburg, with investments in South Africa, since 2005. Mr. Curwood was a member of the Board of Managers of Haverford College from 2011 to 2012, and served on the Investment Committee and as a chair of the Committee on Social Investment Responsibility. From 1996 to 2003, Mr. Curwood was a lecturer in Environmental Science and Public Policy at Harvard University. Mr. Curwood was a trustee of Pax World Funds, a $2.5 billion group of investment funds focused on sustainable and socially responsible investments based in Portsmouth, New Hampshire, from 2007 until 2009.

William J. Moran	73	Mr. Moran has been a director of our Company since June 2013. Mr. Moran retired from JPMorgan Chase & Co. in June 2005, after serving as its Executive Vice President since 1997 and General Auditor since 1992. He served as a director of eSpeed, Inc., the Company’s predecessor, from December 1999 to November 2005. Mr. Moran also served as a director of Sovereign Bancorp, Inc. from 2006 until it was acquired by Banco Santander, S.A. in 2009. He served on the Board of Directors of ELX Futures, L.P. from 2009 until June 2013. He also serves on the Advisory Board of the School of Management of Marist College and on the Board of Directors of The College of Technology. He also previously served as a director of Lighthouse International. He is a member of the American Institute of Certified Public Accountants and the New York Society of Certified Public Accountants, and was a member of the Bank Administration Institute and the Institute of Internal Auditors.

Linda A. Bell	55	Dr. Bell has been a director of our Company since July 2013. Dr. Bell has served as the Provost and Dean of the Faculty at Barnard College, Columbia University since 2012, where she is also a Professor of Economics. Previous to joining Barnard, Dr. Bell was the Provost and John B. Hurford Professor of Economics at Haverford College from 2007 to 2012 and a member of the faculty since 1992. Prior to her tenure at Haverford, Dr. Bell held visiting faculty appointments at Stanford University, the University of California, San Diego, the John F. Kennedy School of Government at Harvard University, the Woodrow Wilson School

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History

of Public Administration at Princeton University, and the Stern School of Business Administration at New York University. Dr. Bell has also served as a research fellow at the Institute for the Study of Labor (IZA) in Bonn, Germany since 2003, and as a senior consultant for the labor practice group of the National Economic Research Associates since 2006. In addition, she served on the Board of Directors and Regulatory Oversight Committee of ELX Futures, a fully electronic exchange, from 2009 to July 2013.

EXECUTIVE OFFICERS

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
Shaun D. Lynn	51	Mr. Lynn has been our President since April 2008. Previously, Mr. Lynn had been President of BGC Partners, L.P. since 2004 and served as Executive Managing Director of Cantor from 2002 to 2004. Mr. Lynn also served as Senior Managing Director of European Government Bonds and Managing Director of Fixed Income from 1999 to 2002. From 1989 to 1999, Mr. Lynn held various business management positions at Cantor and its affiliates. Prior to joining Cantor in 1989, Mr. Lynn served as a Desk Head for Fundamental Brokers International in 1989 and was Associate Director for Purcell Graham from 1983 to 1989. Mr. Lynn is on the supervisory board of the Electronic Liquidity Exchange.

Stephen M. Merkel	56	Mr. Merkel has been our Executive Vice President, General Counsel and Secretary since September 2001 and was our Senior Vice President, General Counsel and Secretary from June 1999 to September 2001. Mr. Merkel served as a director of our Company from September 2001 until October 2004. Mr. Merkel has been Executive Managing Director, General Counsel and Secretary of Cantor since December 2000 and was Senior Vice President, General Counsel and Secretary of Cantor from May 1993 to December 2000. Prior to joining Cantor, Mr. Merkel was Vice President and Assistant General Counsel of Goldman Sachs & Co. from February 1990 to May 1993. From September 1985 to January 1990, Mr. Merkel was an associate with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Merkel is on the supervisory board of the Electronic Liquidity Exchange, and is a founding board member of the Wholesale Markets Brokers’ Association, Americas.

Anthony Graham Sadler	58	Mr. Sadler has been our Chief Financial Officer since April 2009. Previously, Mr. Sadler had been the Chief Financial Officer for Europe and Asia for both BGC Partners and Cantor. From 1997 to 2008, Mr. Sadler held various positions in Bear Stearns, serving as Chief Financial Officer and Chief Operating Officer of Bear Stearns-Europe from 2005 to 2008, and was a member of the European Executive Committee. Prior to that time, from 1983 to 1997, he was employed at Barclays Capital (and its predecessor de Zoete & Bevan) in a variety of finance positions, including two years as Director of Global Finance and two years as Divisional Director of the Markets Division. Mr. Sadler also trained with Peat Marwick Mitchell (now KPMG) in public accounting.

Sean A. Windeatt	41	Mr. Windeatt has been our Chief Operating Officer since January 2009. Mr. Windeatt has been Executive Managing Director and Vice President of BGC Partners since 2007 and served as a Director of Cantor Fitzgerald International from 2004 to 2007. Mr. Windeatt also served as a Business Manager and member of the finance department of Cantor Fitzgerald International from 1997 to 2003.

SCHEDULE II

SECURITIES TRANSACTIONS IN THE PAST 60 DAYS

Other than the purchase of shares of GFI common stock in the open market by the Purchaser and its affiliate set forth in the table below, none of BGC, the Purchaser or any of the persons identified on Schedule I has engaged in any transaction involving any securities of GFI in the past 60 days.

Name of Purchaser	Date of Transaction	Amount of Shares	Price per Share (in $)
BGC Partners, L.P.	8/28/14	50,000	4.5250
BGC Partners, L.P.	8/29/14	50,000	4.5235
BGC Partners, L.P.	9/2/14	40,000	4.4950
BGC Partners, L.P.	9/3/14	2,208,392	4.5287
BGC Partners, L.P.	9/4/14	4,221,969	4.5416
BGC Partners, L.P.	9/5/14	759,587	4.5363
BGC Partners, L.P.	9/8/14	3,620,037	4.7955
Cantor Fitzgerald & Co.	8/27/14	23,448	4.5000
Cantor Fitzgerald & Co.	8/28/14	12,480	4.5293
Cantor Fitzgerald & Co.	8/29/14	9,072	4.5130

II-1

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by courier:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their telephone numbers, addresses and/or email addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free:

(888) 750-5884

Banks & Brokers May Call Collect:

(212) 750-5833

The Dealer Manager for the Offer is:

Cantor Fitzgerald & Co.